Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for First Half of 2024

Hangzhou, September 5, 2024— UTStarcom (“UT,” “UTStarcom” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results and a business update for the six months ended June 30, 2024 (“the first half”).

Business Highlights:

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Expansion order for the mobile transport network of a Mobile Operator in Europe. In 1H 2024, UTStarcom received a new order for an updated NetRing PTN product that includes certain new features required by the customer to address its network expansion plans. UT also works with the customer on SDN solution integration and testing to enable the customer’s network evolution.
•
Expansion order for the Broadband Core solution in India. Further expansion order for IMS solution deployed with one of our key Indian customers, including software, spare parts, and services.
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Maintenance and support services orders. In 1H 2024, UTStarcom received multiple maintenance and support orders in our key markets related to the deployed UT’s solutions such as PTN, NMS, SyncRing, and IMS.
•
India Receivable. The Company collected a portion of the amount due from its major customer in India. During the first half of 2024, the Company collected a total of $3.39 million from BSNL, leaving $4.57 million still outstanding.

UTStarcom’s Chief Executive Officer Mr. Hua Li commented, “We kept working on the direction we aimed to and have made progresses on the marketing side of our new products. We expect to see some results of our continuous efforts and extend our products to more application fields. Meanwhile we are continuously supporting our current products and customers for the products deployed.”

First Half 2024 Financial Results

Summary of 1H 2024 Key Financials

	1H 2024	1H 2023	Y/Y Change
Revenue	$5.7	$6.5	-12.3%
Gross Profit	$1.7	$1.8	-5.6%
Operating Expenses	$5.3	$5.8	-8.6%
Operating Loss	($3.6)	($4.0)	$0.4
Net Loss	($2.0)	($2.0)	-$0.0
Basic EPS	($0.22)	($0.22)	-$0.00
Cash Balance (including Restricted Cash)	$56.0	$60.6	-7.6%

* Dollar comparisons are used where percentage comparisons are not meaningful.

* All amounts are in U.S. Dollars millions except for Earnings Per Share (EPS)

Total Revenues

Total revenues for the first half of 2024 were $5.7 million, compared to $6.5 million in the corresponding period in 2023.

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Net equipment sales were $0.8 million, a decrease of 20.4% from $1.0 million in the corresponding period in 2023, driven by lower sales to major customers in Japan.

•
Net services sales were $4.9 million, a decrease of 10.7% from $5.5 million in the corresponding period in 2023. The decrease was mainly due to the completion of current projects and no new major projects in India.

Gross Profit

Gross profit was $1.7 million, or 30.0% of net sales, for the first half of 2024, compared to $1.8 million, or 28.0% of net sales, in the corresponding period in 2023.

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Gross margin on equipment sales was $0.1 million, compared to $0.5 million in the corresponding period in 2023. Equipment gross margin for the first half of 2024 was 10.6%, compared to 49.2% for the corresponding period in 2023. The decrease in gross margin was due to a decline in revenue from a mobile operator in Europe.

•
Service gross margin was $1.6 million, compared to $1.3 million in the corresponding period in 2023. Service gross margin was 33.1%, compared to 24.1% for the corresponding period in 2023, due to decreased personnel cost as a result of the reduction of personnel.

Operating Expenses

Operating expenses for the first half of 2024 were $5.3 million, compared to $5.8 million in the corresponding period in 2023.

•
Selling, general and administrative (“SG&A”) expenses for the first half of 2024 were $2.7 million, compared to $2.9 million in the corresponding period in 2023. The decrease was mainly due to decreased personnel cost as a result of the reduction of personnel.

•
Research and development (“R&D”) expenses were $2.6 million, compared to $2.9 million in the corresponding period in 2023. The decrease was mainly attributable to decreased personnel cost as a result of the reduction of personnel.

Operating Loss

Operating loss for the first half of 2024 was $3.6 million, compared to $4.0 million in the corresponding period in 2023.

Interest Income, Net

Net interest income for the first half of 2024 was $1.3 million, compared to $0.9 million in the corresponding period in 2023.

Other Income (Expenses), Net

Net other income for the first half of 2024 was $0.8 million, compared to $1.9 million in the corresponding period in 2023. Other income mainly reflects a foreign exchange gain resulting from the appreciation of the U.S. dollar against the Renminbi and U.S. dollar against the Japanese Yen.

Net Loss

Net loss attributable to shareholders for the first half of 2024 was $2.0 million, compared to $2.0 million in the corresponding period in 2023. Basic net loss per share for the first half of 2024 was $0.22, compared to $0.22 for the corresponding period in 2023.

Cash Flow

Cash used in operating activities in the first half of 2024 was $2.5 million, cash used in investing activities was $0.1 million, and cash provided by financing activities was nil. As of June 30, 2024, UTStarcom had cash, cash equivalents and restricted cash of $56.0 million.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 (571) 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com/ Shelleyjiang@utstar.com /

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2024	2023
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$46,533	$49,968
Accounts and notes receivable, net	6,916	8,870
Short-term investments	369	—
Inventories and deferred costs	783	886
Short-term restricted cash	6,991	7,117
Prepaid and other current assets	4,071	3,755
Total current assets	65,663	70,596
Long-term assets:
Property, plant and equipment, net	531	610
Operating lease right-of-use assets, net	2,029	2,649
Long-term restricted cash	2,514	2,562
Other long-term assets	1,024	1,063
Total long-term assets	6,098	6,884
Total assets	$71,761	$77,480

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$6,998	$7,959
Customer advances	237	226
Deferred revenue	61	72
Income tax payable	8,574	8,509
Operating lease liabilities, current	1,163	1,184
Other current liabilities	4,253	5,438
Total current liabilities	21,286	23,388
Long-term liabilities:
Operating lease liabilities, non-current	1,067	1,660
Long-term deferred revenue and other liabilities	1,043	1,049
Total liabilities	23,396	26,097

Total equity	48,365	51,383
Total liabilities and equity	$71,761	$77,480

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended June 30,
	2024	2023
	(In thousands, except per share data)
Net sales	$5,719	$6,514
Cost of net sales	4,004	4,693
Gross profit	1,715	1,821
	30.0%	28.0%
Operating expenses:
Selling, general and administrative	2,740	2,892
Research and development	2,575	2,874
Total operating expenses	5,315	5,766

Operating loss	(3,600)	(3,945)

Interest income, net	1,332	866
Other income, net	806	1,912
Loss before income taxes	(1,462)	(1,167)
Income tax expense	(554)	(844)
Net loss attributable to UTStarcom Holdings Corp.	$(2,016)	$(2,011)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.22)	$(0.22)
Weighted average shares outstanding—Basic	9,141	9,098

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2024	2023
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(2,016)	$(2,011)
Depreciation	137	116
Recovery of credit losses	(2)	(998)
Stock-based compensation expense	61	183
Net gain on disposal of assets	—	(25)
Gain on release of tax liability due to expiration of the statute of limitations	(11)	(11)
Right-of-use assets amortization	579	616
Changes in fair value of equity securities investment	(369)	—
Changes in operating assets and liabilities	(866)	(1,687)
Net cash used in operating activities	(2,487)	(3,817)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(106)	(182)
Net cash used in investing activities	(106)	(182)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	4
Net cash provided by financing activities	—	4
Effect of exchange rate changes on cash and cash equivalents	(1,016)	(2,303)
Net decrease in cash and cash equivalents	(3,609)	(6,298)
Cash, cash equivalents and restricted cash at beginning of period	59,647	66,859
Cash, cash equivalents and restricted cash at end of period	$56,038	$60,561